Exhibit 12

LORAL SPACE & COMMUNICATIONS LTD., A DEBTOR IN POSSESSION

COMPUTATION OF DEFICIENCY OF EARNINGS TO COVER FIXED CHARGES

	Three Months Ended
	March 31,

	2004	2003

	(In thousands)
	(Unaudited)
Loss from continuing operations before income taxes, equity in net losses of affiliates and minority interest	$(67,504)	$(53,426)
Plus fixed charges:
Interest expense	2,944	12,310
Interest component of rent expense(1)	1,891	2,319
Less: capitalized interest	(957)	(3,804)

Earnings available to cover fixed charges	(63,626)	(42,601)
Fixed charges(2)	(4,835)	(17,989)

Deficiency of earnings to cover fixed charges	$(68,461)	$(60,590)

(1)	The interest component of rent expense is deemed to be approximately 25% of total rent expense.

(2)	Preferred dividends for the three months ended March 31, 2003 have not been adjusted for income taxes, due to the composition of the taxing jurisdictions underlying the Company’s operations and the resulting impact on the Company’s effective tax rate. Fixed charges includes the accrual of preferred dividends and interest on unsecured debt obligations (excluding bank debt) through July 15, 2003, the date of the Company’s Chapter 11 filing.